Filed by Oscient Pharmaceuticals Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended

Subject Company: Oscient Pharmaceuticals Corporation

Commission File No.: 333-141308

On April 25, 2007, Oscient Pharmaceuticals Corporation issued the following news release:

Investor Relations:

Christopher Taylor

781-398-2466

Media Relations:

Sarah Emond

781-398-2544

For Immediate Release

Oscient Pharmaceuticals Announces Pricing of $60 Million in Principal Amount of New

3.50% Convertible Senior Notes Due 2011

Waltham, Mass., April 25, 2007 – Oscient Pharmaceuticals Corporation (Nasdaq: OSCI) today announced that $60 million in aggregate principal amount of 3.50% Convertible Senior Notes due 2011 offered for cash will be issued at 77.5% of the principal amount. Based on investor demand, the size of the new money offering was increased from $50 million to $60 million. The Company’s previously announced exchange offers are scheduled to expire at 11:59 p.m., New York City Time, on April 25, 2007, unless extended.

The new notes will be convertible into the Company’s common stock, at the option of the holder, at a conversion price of $13.50 per share. The new notes will also be convertible at the option of the Company if the closing price of the common shares has exceeded the auto-conversion price of $17.55 per share for at least 20 trading days during any consecutive 30 trading day period. The notes may be redeemed for cash at 100% of the principal amount by the Company starting on May 10, 2010. The offering of the new notes is expected to close on May 1, 2007.

Piper Jaffray & Co. is serving as the placement agent for the new money offering and as dealer manager for the exchange offers.

A tender offer statement, registration statements (and the prospectus included therein), related letters of transmittal and other offering documents relating to these securities have been filed with the Securities and Exchange Commission and the registration statements relating to these securities have been declared effective. These documents contain important information that should be read carefully before any decision is made with respect to

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the exchange offers or the new money offering. This news release shall not constitute an offer to exchange or sell or the solicitation of an offer to buy nor shall there be any offer, exchange or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

With respect to the exchange offers, copies of the prospectus and related offer documents can be obtained by holders of the Company’s existing notes free of charge from the information agent, Georgeson Inc., 17 State Street, 10th Floor, New York, NY 10004, (888) 549-6633. With respect to the offer of new notes for cash, a copy of the prospectus may be obtained from Piper Jaffray & Co. at 345 California Street, Suite 2300, San Francisco, CA 94104, (415) 984-5141. The prospectus related to the exchange offers and new money offering may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

About Oscient Pharmaceuticals

Oscient Pharmaceuticals Corporation is a commercial-stage biopharmaceutical company marketing two FDA-approved products through its national primary care sales force. ANTARA® (fenofibrate) capsules is FDA-approved for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with diet. FACTIVE® (gemifloxacin mesylate) tablets is an antibiotic FDA-approved for the treatment of acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. Oscient also has a novel, late-stage antibiotic candidate, Ramoplanin, under investigation for the treatment of Clostridium difficile-associated disease (CDAD).

For important information regarding the safety and use of ANTARA and FACTIVE, please see the full prescribing information available at www.antararx.com and www.factive.com.

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